# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: National Healthcare Properties, Inc., CIK 0001561032
CUSIP: 42226B501
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 540 Madison Avenue, 27th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000765443

## Reporting persons
- Duff & Phelps Investment Management Co.: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 1,204,183; shared voting power 651,496; sole dispositive power 3,478,948; shared dispositive power 651,496; aggregate amount beneficially owned 4,130,444 (9.3% of the class)

## Item 1. Issuer
Name of issuer: National Healthcare Properties, Inc.
Address of issuer's principal executive offices: 540 Madison Avenue, 27th Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing: Duff & Phelps Investment Management Co.
Address of principal business office or, if none, residence: 10 South Wacker Drive, 19th Floor, Chicago, IL 60606
Citizenship: ILLINOIS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,130,444
Percent of class: 9.3
Sole power to vote or to direct the vote: 1,204,183
Shared power to vote or to direct the vote: 651,496
Sole power to dispose or to direct the disposition: 3,478,948
Shared power to dispose or to direct the disposition: 651,496

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Duff & Phelps Investment Management Co.: /s/ Kathleen Hegyi, Chief Compliance Officer (08/07/2026)